Exhibit 99.1

Theratechnologies Receives FDA Approval of Prior Approval Supplement (PAS) for

EGRIFTA SV® sBLA

FDA action allows for unrestricted distribution of EGRIFTA SV®, removing uncertainty with respect to all manufactured batches

PAS approval follows recent FDA approval of new formulation, EGRIFTA WR™

MONTREAL, April 8, 2025 (GLOBE NEWSWIRE) – Theratechnologies Inc. (“Theratechnologies” or the “Company”) (TSX: TH) (NASDAQ: THTX), a commercial-stage biopharmaceutical company, today announced that the U.S. Food and Drug Administration (FDA) has approved the Company’s Prior Approval Supplement (PAS) to the supplemental biologics license application (sBLA) for EGRIFTA SV® (tesamorelin for injection). Tesamorelin for injection is the only treatment approved in the U.S. to reduce excess abdominal fat in adults with HIV and lipodystrophy.

Approval of the PAS removes any regulatory requirement for discretionary product release, thereby allowing Theratechnologies to resume regular distribution of EGRIFTA SV®. The FDA also recently approved the new F8 formulation of tesamorelin for injection, which is set to replace EGRIFTA SV® and will be marketed in the US as EGRIFTA WR™.

“Securing FDA approval of the Prior Approval Supplement for the EGRIFTA SV® sBLA closes a chapter of supply uncertainty and we are pleased to return to normal supply conditions,” said Paul Lévesque, President and CEO of Theratechnologies. “Now that we have also obtained approval of EGRIFTA WR™, we look forward to transitioning patients to this more convenient formulation, which we have designed to improve the patient experience.”

Important Safety Information for EGRIFTA SV®/ EGRIFTA WR™ (tesamorelin for injection)

Tesamorelin for injection is approved in the U.S. for the reduction of excess abdominal fat in HIV-infected adult patients with lipodystrophy*. Tesamorelin for injection is a growth hormone- releasing factor (GHRF) analog that acts on pituitary cells in the brain to stimulate the production and release of endogenous growth hormone.

*Limitations of Use:

●

Long-term cardiovascular safety of tesamorelin for injection has not been established. Consider risk/benefit of continuation of treatment in patients who have not had a reduction in visceral adipose tissue.

●	Tesamorelin for injection is not indicated for weight loss management as it has a weight- neutral effect.
●	There are no data to support improved compliance with anti-retroviral therapies in HIV-positive patients taking tesamorelin for injection.

Contraindications:

Do not use tesamorelin for injection if a patient:

●	Has disruption of the hypothalamic-pituitary axis due to hypophysectomy, hypopituitarism, pituitary tumor/surgery, head irradiation or head trauma.
●	Has active cancer.
●	Is allergic to tesamorelin or any of the ingredients in tesamorelin for injection.
●	Is pregnant or planning to become pregnant.

The most commonly reported adverse reactions of tesamorelin for injection include: arthralgia, injection site reactions, pain in extremity, peripheral edema, and myalgia.

Healthcare providers and patients are encouraged to report adverse events at 1-833-23THERA (1-833-238-4372). You are encouraged to report side effects of prescription drugs to the FDA. Visit http://www.fda.gov/medwatch or call 1-800-FDA-1088.

Refer to www.egriftasv.com for the full prescribing information, patient information and instructions for use. Refer to this link for the full prescribing information, patient information and instructions for use for EGRIFTA WR™.

About Theratechnologies

Theratechnologies (TSX: TH) (NASDAQ: THTX) is a specialty biopharmaceutical company focused on the commercialization of innovative therapies that have the potential to redefine standards of care. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Follow Theratechnologies on Linkedin and X.

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information (collectively, the “Forward-Looking Statements”) within the meaning of applicable securities laws, that are based on management’s beliefs and assumptions and on information currently available to it. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “promising”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The Forward-Looking Statements contained in this press release include, but are not limited to, statements regarding: (i) the replacement of EGRIFTA SV® with EGRIFTA WR™; and (ii) the distribution of EGRIFTA SV® without restrictions. Although the Forward-Looking Statements contained in this press release are based upon what the Company believes are reasonable assumptions in light of the information currently available, investors are cautioned against placing undue reliance on these statements since actual results may vary from the Forward-Looking Statements contained in this press release. Certain assumptions made in preparing the Forward-Looking Statements include that: (i) the Company’s manufacturer of EGRIFTA SV® will be able to meet market demand and supply such product on a timely basis; (ii) EGRIFTA WR™, when commercially available, will be accepted by the marketplace; and (iii) EGRIFTA WR™ will be reimbursed by private and public payors. Forward-Looking Statements assumptions are subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such Forward-Looking Statements. These risks and uncertainties include, but are not limited to: (i) EGRIFTA WR™ not being accepted by the marketplace; (ii) the manufacturer of EGRIFTA WR™ not being able to meet market demand for the product on a timely basis; (iii) EGRIFTA WR™ not being reimbursed by public and private payors; and (iv) untoward side effects related to the use of EGRIFTA WR™. The Company refers current and potential investors to the “Risk Factors” section of the Company’s annual information form filed under Form 20-F dated February 26, 2025 available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov under Theratechnologies’ public filings. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-Looking Statements reflect current expectations regarding future events and speak only as of the date of this press release and represent the Company’s expectations as of that date.

The Company undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Contacts:

Investor inquiries:

Joanne Choi

Senior Director, Investor Relations

jchoi@theratech.com

1-551-261-0401

Media inquiries:

Julie Schneiderman

Senior Director, Communications & Corporate Affairs

communications@theratech.com

1-514-336-7800